November 22, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russell Mancuso, Branch Chief, Legal
Gabriel Eckstein
Daniel Morris, Special Counsel
Martin James
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation
Registration Statement on Form S-1
Registration No. 333-168624

Ladies and Gentlemen:

This letter is being filed in response to your letter dated November 18, 2010 (the “Staff Letter”), setting forth comments relating to Amendment No. 5 to the Registration Statement on Form S-1  (“Amendment No. 5”) and Amendment No. 7 to the Registration Statement on Form S-1 (“Amendment No. 7”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on November 12, 2010 and November 16, 2010, respectively, with the Securities and Exchange Commission (the “Commission” or the “Staff”).  We note that an Amendment No. 6 to the Registration Statement was also filed with the Commission on November 15, 2010.  The Company is concurrently filing today with the Commission Amendment No. 8 to Form S-1 (“Amendment No. 8”).  For your reference, a copy of Amendment No. 8, together with four marked copies of Amendment No. 8 indicating changes from Amendment No. 7, are enclosed with this letter.

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 8 that have revisions to or insertions of language which seeks to address the Staff’s comment.

Amendment 5 to Form S-1 Filed November 12, 2010

We may be exposed…, page 20

1.                                      We note your response to prior comment 3 and reissue as it does not appear that your revisions fully reflect the substance of your response to comment 2 of the staff’s letter dated October 21, 2010. Specifically, we refer to the second sentence of your response to comment 2 of the staff s letter dated October 21, 2010.

In response to the Staff’s comment, the Company has added disclosure and clarified the disclosure on pages 19-20 and 93.

We derive a substantial portion..., page 20

2.                                      It is unclear from your response to prior comment 4 whether you did not enter into agreements with your new significant customers or you deem the agreements not material and therefore not required to filed under Item 601(b)(10) of Regulation S-K. Please clarify your response.

The Company confirms that it has not entered into any contracts with its new significant customers.  The Company executed purchase orders that were placed by its customers. The Company respectfully submits that even if such purchase orders were to be considered “contracts” such purchase orders are not material to the Company and were entered into in the ordinary course of business such that they are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

We have operations and sales…, page 28

3.                                      We may have additional comments after you file the tax opinion mentioned in your response to prior comment 5.

We have considered the Staff’s comments regarding the inclusion of a tax opinion from our firm, or in the alternative, the Staff’s request for an expanded analysis as to why we are not required to file a tax opinion.  Although we had responded that we would be in a position to issue the tax opinion in the Company’s previous responses to the Staff’s comments, we respectfully submit that upon further review and analysis, we have concluded that the “materiality” threshold required pursuant to Item 601(b)(8) of Regulation S-K has not been met here and therefore propose not to file a tax opinion.  We have provided a more detailed analysis as requested.

We note that Item 601(b)(8) of Regulation S-K contemplates that an opinion of counsel (or an accounting firm) be provided in the case where the “tax consequences are material to an investor and a representation as to tax consequences is set forth in the

filing.” (emphasis added).   We submit that as a general matter, the tax consequences of an investor’s purchase of equity securities of a Delaware company, such as the Company, is “plain vanilla” in nature and we believe that there are no unusual, complex or unique tax implications for the purchaser such that the disclosure may be considered material in the context of Item 601(b)(8).  We respectfully submit that the tax consequences for investors as disclosed by the Company, both in the “Risk Factors” section and in the “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders” section is general in nature and provided not because there are unique or material tax consequences but is provided to give potential investors a broad overview of tax issues.  To be clear, the sections that speak to taxation do not include a legal opinion nor do they purport to do so and they do not contain a representation to that effect from our firm or the Registrant, as is market practice for deals of this nature.  The Company is not making a statement that there are unique tax benefits for the transaction, as may be in the case of a merger transaction that is seeking tax free treatment under relevant tax laws, or that there are tax benefits to holders for holding these equity securities or unique tax considerations to be considered as may be the case with certain types of debt issuances (e.g. original issue discount, tax free or tax benefit treatment).  We believe that market precedent supports this legal position and analysis.  For the foregoing reasons, we respectfully submit that an opinion of counsel on taxation matters is not warranted in this instance.

Intellectual Property Cross-Licensing..., page 124

4.                                      We note your revisions in response to prior comment 18. Please disclose why you conclude that the circumstances are limited. To this end, you may wish to disclose the three exceptions to your termination right that you included in amendment no. 4. Alternatively, please disclose, if true, that there is in fact no viable right of termination.

In response to the Staff’s comment, the Company has amended the disclosure on page 124 of the Registration Statement to clarify that the Company’s ability to terminate the Agreement would only arise from a material breach by China SemiLEDs.

Amendment 7 to Form S-1 Filed November 16, 2010

Report of Independent Registered Public Accounting Firm, page F-2

5.                                      Upon consummation of the reverse stock split and prior to the planned effectiveness of this registration statement, please have your auditors revise its report to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date. In this regard, please have your auditors include an updated consent with the pre-effective amendment.

The Company has confirmed with its independent audit firm that it will remove the explanatory paragraph at the top of the page and it will issue its audit opinion to reflect the appropriate report date, along with an updated consent, upon the planned effectiveness of the Registration Statement.

Exhibit 5.1

6.                                      Please confirm that the legal opinion will be dated on the date of effectiveness.

We confirm that our legal opinion will be dated as of the date of the effectiveness of the Registration Statement.

7.                                      Please reconcile the par value set forth in the first paragraph of the opinion with that set forth in the prospectus.

We have reconciled the par value set forth in the first paragraph of our opinion with that set forth in the prospectus.

8.                                      The current language of the second paragraph of the opinion is overbroad. Please ask your counsel to revise the second paragraph to identify the assumptions stated in the documents you have relied upon. In addition, please ask your counsel to revise to clarify, if true, that the factual statements relied upon by it were made by representatives of the company.

In response to the Staff’s comment, we have revised our opinion.  We also confirm that the factual statement relied upon by us were made by representatives of the Company.

9.                                      Please ask your counsel to revise the third paragraph of the opinion to clarify, if true, that the shares are duly authorized.

Our opinion has been revised.

10.                               We note that blanks in your counsel’s legal opinion.  Please note that we may have further comments after you file a complete legal opinion.

The blanks have been properly addressed in our opinion.

Exhibit 8.1

11.                               We note the deletion of exhibit 8.1. Please tell us the reason for the deletion given your response to prior comment 5 in your letter dated November 12, 2010.

Please refer to our response to comment 3 above.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:	Trung T. Doan, CEO, SemiLEDs Corporation
David Young, CFO, SemiLEDs Corporation
Thomas H. Tobiason, Orrick, Herrington & Sutcliffe
Steven V. Bernard, Wilson Sonsini Goodrich Rosati
Allan Yu, KPMG (Taiwan)
Travis D. Jensen, KPMG LLP (United States)